                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                  FORM 11-K



                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934


                As of December 31, 2003 and December 31, 2002 and
                      for the year ended December 31, 2003

                        Commission file number 1-7635



          A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                       TWIN DISC, INCORPORATED - THE
                      ACCELERATOR 401(K) SAVINGS PLAN


          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           TWIN DISC, INCORPORATED
              1328 Racine Street, Racine, Wisconsin  53403

      TWIN DISC, INCORPORATED - THE ACCELERATOR 401(K) SAVINGS PLAN INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND EXHIBITS

                                                                       Page(s)
                                                                       - - - -
Independent Auditors'report                                              1

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits as of
     December 31, 2003 and 2002                                          2

     Statement of Changes in Net Assets Available
     for Benefits                                                        3


     Notes to Financial Statements                                      4-7

     Schedule of Assets Held for Investment                              8

                     Report of Independent Accountants


Benefits Committee
Twin Disc, Incorporated--
  Accelerator 401(k) Savings Plan
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Twin Disc Accelerator 401(k) Savings Plan as of December 31, 2003, and the related statements of changes in net assets available for benefits for the year then ended. these financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2002 were audited by other auditors whose report dated June 16, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly,in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ Reilly, Penner, & Benton LLP

May 17, 2004
Milwaukee, Wisconsin

Twin Disc, Incorporated
The Accelerator 401(k) Savings Plan
Racine, Wisconsin
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002


Assets                                                  2003         2002
- - - -                                                - - -         - - -


Investment options at fair value                     $ 44,841,177   $ 39,098,109

Receivables:
   Employer's match contribution                           17,637         13,996
   Participants' contributions                             58,569         34,249
                                                        - - - - - -   - - - - - -
   Total receivables                                       76,206         48,245
                                                     - - - - - -      - - - - - -

Net assets available for benefits                     $44,917,383   $ 39,146,354
                                                     - - - - - -     - - - - - -
                                                     - - - - - -     - - - - - -






















The accompanying notes are an integral part of these financial statements

Twin Disc, Incorporated
The Accelerator 401(k) Savings Plan
Racine, WI
Statement of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002

                                                        2003          2002
Additions                                              - - -         - - -
Additions to net assets attributed to:
  Investment income(loss):
     Net appreciation (depreciation)
      in fair value of investments                   $ 7,180,049   $ (6,553,734)
     Interest                                             76,853        111,182
     Dividends                                           702,277        716,521
                                                     - - - - - -    - - - - - -

     Net investment gain (loss)                        7,964,179     (5,726,031)

  Contributions:
     Employer's                                          832,703      1,020,423
     Participants'                                     2,176,136      2,351,288
     Rollovers                                             3,659         97,960
                                                     - - - - - -    - - - - - -

     Total contributions                               3,012,498      3,469,671
                                                     - - - - - -    - - - - - -

       Total additions (deductions)                   10,976,677     (2,256,360)

Deductions
Deductions from net assets attributed to:
  Benefits paid to participants                        5,205,648      2,555,139
                                                     - - - - - -    - - - - - -

  Change in net assets available for plan benefits     5,771,029     (4,811,499)


Net assets available for plan benefits,               39.146,354     43,957,853
         begininng of year                           - - - - - -    - - - - - -

Net assets available for benefits,
       End of year                                    44,917,383     39,146,354
                                                     - - - - - -    - - - - - -
                                                     - - - - - -    - - - - - -







The accompanying notes are an integral part of these financial statements

Twin Disc, Incorporated
The Accelerator 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.   Basis of Presentation and Significant Accounting Policies
     - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

     General
     - - - -
     The following brief description of the Twin Disc, Incorporated   The
     Accelerator 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. The Plan, established April 1, 1986, is a defined contribution plan covering substantially all Twin Disc, Incorporated (the "Company") domestic employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Eligibility
     - - - - - -
     An employee of the Company is eligible for plan participation after completing two months of employment.

     Contributions
     - - - - - - -
     Participants may elect to contribute on a pre-tax basis up to 100% of annual gross income with contributions limited under provisions of the Internal Revenue Code.

     For participants who are employed by Twin Disc, Inc., the Company contributes an amount equal to a percentage of each participant's 401(k) contributions, up to 6% of compensation.The contribution percentages for the years ended December 31, 2003 and 2002 were 50% and 75% respectively. For participants who are employed by the Twin Disc South East subsidiary, the Company contributes a matching contribution equal to 25% of each participant's 401(k) contributions, up to 6% of compensation, and a profit sharing contribution equal to 2.5% of each participant's compensation. For participants who are employed by the TD Electronics, the Company contributes an amount equal to 50% of each participant's 401(k) contributions, up to 3% of compensation plus 25% of each participant's 401(k) contributions on the next 3% of compensation. The Internal Revenue Code has set a maximum of $12,000 and $11,000 for tax-deferred contributions that may be excluded for any individual participant in 2003 and 2002, respectively. The Internal Revenue Code also allows additional catch-up contributions for participants over age fifty. The maximum additional contribution allowed was $2,000 and $1,000 in 2003 and 2002, respectively. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws from the Plan.

     The Plan enables participants to allocate their contributions and account balances among various investment options offered by the Plan. Assets of the Plan are segregated and invested based upon the total allocation of the participants' accounts. Participants may direct such allocations in any whole percentage increment and allocations can be changed at any time.


     Vesting
     - - - -
     Participants are immediately 100% vested in their individual account balances.

     Withdrawals
     - - - - - -
     After-tax contributions may be withdrawn at any time upon receipt of written notice by the Trustee. Pre-tax contributions may only be withdrawn, prior to employment termination, in the event of severe financial hardship or once annually upon attainment of age 59 1/2.
     A final distribution is paid to the participant upon termination of employment with the Company. Final distributions in excess of $5,000 may be deferred as elected by the participant until age 70 1/2.

--------------------------------------------------------------


     Participation Accounts
     - - - - - - - - - - - -
     As of January 1, 2002, the Company authorized the transfer of trusteeship of the Plan from Firstar Bank, N.A. ("Firststar") to UMB Bank, N.A., and recordkeeping services for the Plan from Firstar to Strong
     Retirement Plan Services ("Strong"). Strong maintains individual accounts for each participant for their respective investment in each of fourteen available investment funds. For all investment programs which are mutual funds or collective trust funds, participant balances are maintained on a share or unit method, as appropriate. Participant investments in the Twin Disc, Inc. Stock Fund, a unitized fund, were accounted for on a unit value method. Units and unit values for the fund as of December 31, 2003 and 2002 were as follows:


                                      Units                    Unit Value
                                    December 31,               December 31,
                                  2003         2002          2003         2002
                                  - - - - - - - - -          - - - - - - - - -

     Twin Disc, Inc. Stock Fund   81,285   120,231          $12.05       $7.67


     Participation Loans
     - - - - - - - - - -
     Participants may be granted a loan against their individual account balance limited to the lesser of $50,000 or 50% of the account balance. Loans are granted in a uniform and nondiscriminatory manner based on the loan policy as set forth by the Benefits Committee. The loan proceeds are made pro-rata from the investment elections of the participant.
     Each participant's individual account and the interest and principle paid on the loan shall be credited only to such participant's account balance. Any such loan shall be repaid over a period not exceeding five years unless the loan is used to purchase a principal residence, in which case the loan shall be repaid over a period not exceeding fifteen years.

     Basis of Accounting
     - - - - - - - - - -
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Administrative Expenses
     - - - - - - - - - - - -
     Certain administrative expenses of the Plan are paid by the Company at its discretion. The remaining administrative expenses are paid by the Plan.


     Benefit Payments
     - - - - - - - - -
     Benefits are recorded when paid.

--------------------------------------------------------------


     Investment Valuation
     - - - - - - - - - - -
     Investments of the Plan are stated at fair value. The values of investments in mutual funds and common stocks are determined by the last reported market price on the last business day of the year. Investments in collective trust funds, other than the Strong Stable Value Fund (see below), are valued at redemption prices established by the trustee of the funds based on the quoted market prices of the underlying investments. Participant loans are valued at cost which approximates fair value. The Plan presents in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

     The fair value of the Strong Stable Value Fund is determined by Strong Investments, Inc. The collective trust fund invests in short-term and long-term conventional and synthetic investments contracts issued by insurance companies and other institutions that meet the high credit quality standards established by Strong Investments, Inc. The investment contracts are recorded at contract value (which represents contributions recieved, plus interest, less plan withdrawals), which approximates fair value at December 31, 2003.



2.   Investments
     - - - - - -
     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                          December 31,
                                                      - - - - - - - - - - -
                                                      2003            2002
                                                      - - - - - - - - - - -
     Mutual Funds:
       Davis NY Venture                            $ 2,659,062   $ 2,223,193
       Strong Institutional Growth                  11,313,394     9,276,436
       Strong Opportunity                            7,009,488     5,510,665
       Strong Advisor Bond Institutional             4,478,708     5,050,023
     Strong Stable Value Fund                       10,410,405    10,655,690

     During 2003 and 2002, the Plan's investments (including ganins and losses on investments bought and sold as well as held during the year) appreciated
(depreciated) in value by $7,180,049 and $(6,553,734), respectively, as follows:



                                                          December 31,
                                                      - - - - - - - - - - -
                                                      2003            2002
                                                      - - - - - - - - - - -
                  Mutual funds                    $ 6,457,009  $ (6,200,617)
                  Common stock                        472,762       (74,896)
                  Common trust fund                   250,278      (278,221)
                                                     - - - - - - - - - - - -
                                                  $ 7,180,049  $ (6,553,734)
                                                   - - - - - - - - - - - - -
                                                   - - - - - - - - - - - - -


3.   Income Tax Status
     - - - - - - - - -
     The Plan obtained its latest determination letter on March 19, 2002, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.   Termination of Plan
     - - - - - - - - - -
     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

5.   Party-in-Interest Transactions
     - - - - - - - - - - - - - - - -
     Transactions involving employer securities, funds administered by UMB Bank, N.A., the current trustee of the Plan,respectively, funds administered by Strong, the recordkeeper of the Plan, and participant loans are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.



6.   Amounts Allocated to Withdrawn Participants
     - - - - - - - - - - - - - - - - - - - - - -
     Plan assets of $8,608,508 and $7,079,167 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2003 and 2002, respectively, but who have not yet received distributions as of that date.


7.   Use of Estimates
     - - - - - - - - -
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual amounts could differ from those estimates.


8.   Risks and Uncertainities
     - - - - - - - - - - - - -
     The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least resonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9.   Subsequent Events
     - - - - - - - - -
     On March 1, 2004, the Company authorized the transfer of trusteeship of the Plan from UMB Bank, N.A., to T. Rowe Price Retirement Plan Services, Inc. and recordkeeping services for the Plan from Strong Retirement Plan Services to T. Rowe Price Retirement Plan Services, Inc.

Twin Disc, Incorporated
The Accelerator 401(k) Savings Plan
Racine, Wisconsin

Employer Identification #39-0667110
Plan 005

Schedule of Assets Held for Investment Purposes - Schedule H, Line 4i December 31, 2003


          Description of Asset                Shares/Units                Value
          - - - - - - - - - - -               - - - - - - -              - - - -
   Barclay Globabl Equity Index Fund                119,405         $  1,201,215

   Columbia Small Cap Fund                           29,679              698,046

   Davis NY Venture Fund                             96,623            2,659,062

   Dodge & Cox Balanced Fund                         26,004            1,899,342

   MFS Midcap Growth Fund                            34,289              267,801

*  Strong Advisor Small Cap Value Fund               61,284            1,687,150

*  Strong Institutional Growth Fund                 640,985           11,313,394

*  Strong Opportunity Fund                          177,680            7,009,488

   Templeton Foreign Fund                           101,107            1,075,781

*  Strong Advisor Bond Institutional Fund           406,048            4,478,708

*  Strong Stable Value Fund                      10,410,405           10,410,405

*  Twin Disc, Inc. - Common Stock                    48,549              924,255

*  Strong Money Market Fund                          55,249               55,249

*  Participant Loans, interest rates ranging
   between 5.0% and 10.5%, maturities ranging
   from 2004 to 2017                                                   1,161,281
                                                                      - - - - - -

                                                                    $ 44,841,177
                                                                    - - - - - - -
                                                                    - - - - - - -


                                                                   $11,408,043
                                                                   - - - - - -
                                                                   - - - - - -

*  The party involved is known to be a party-in-interest to the Plan.








See Report of Independent Accountants

EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.


Exhibit
Number       Description
- - - -      - - - - -   - - - - - - - - - - - - - - - - - - - - - - - - - - -


  23       Consent of Independent Accountants, filed herewith.

  99.1     Section 906 Certification

  99.2     Section 906 Certification

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                   TWIN DISC, INCORPORATED -
                                   THE ACCELERATOR 401(K) SAVINGS PLAN


June 25, 2004                      /s/ Christopher J. Eperjesy
- - - - - - -                      - - - - - - - - - - - - - - - - - - - - - -
                                   Christopher J. Eperjesy
                                   Vice President-Finance/Treasurer
                                   Benefits Committee Member



                                   /s/ FRED H. TIMM
                                   - - - - - - - - - - - - - - - - - - - - - -
                                   Fred H. Timm
                                   Vice President-Administration/Secretary
                                   Benefits Committee Member


                                   /s/ DENISE L. WILCOX
                                   - - - - - - - - - - - - - - - - - - - - - -
                                   Denise L. Wilcox
                                   Director, Corporate Human Resources
                                   Benefits Committee Member